UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                 Infogroup Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45670G108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Anna Marie Lopez
                     Hotchkis and Wiley Capital Management, LLC
                         725 South Figueroa Street, 39th floor
                         Los Angeles, California 90017-5439
                                 (213) 430-1896
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 5, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                       13D
===================
CUSIP No. 45670G108
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hotchkis and Wiley Capital Management, LLC       95-4871957
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [ ]
                                                              (b) [ ]
    2
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   1,390,300
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   3,276,700
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,276,700 shares (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.7%

------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA
------------====================================================================

Item 1.  Security And Issuer
------   -------------------

         This statement on Schedule 13D relates to Common Shares of Infogroup, Inc. (the "Company" or "Issuer"). The Company's principal offices are located at 5711 South 86th Circle, Omaha, Nebraska 68127.

Item 2.  Identity And Background
------   -----------------------

Preliminary Note: This statement is filed on behalf of Hotchkis and Wiley Capital Management, LLC ("HWCM") and is referred to as "Reporting Person".

         (i)   State or other place of its organization:  Delaware

        (ii)   Principal business:  registered investment advisor

        (iii)  Address of its principal office:
               725 South Figueroa Street, 39th Floor
               Los Angeles, CA 90017-5439

         (iv) Criminal Conviction: HWCM has not been convicted in a criminal proceeding during the last five years.

          (v) Court or Administrative Proceedings: HWCM has not been a party to a civil proceeding or judicial body, or subject to a judgment or a decree enjoining future violations.


Item 3.  Source And Amount Of Funds And Other Consideration
-------  --------------------------------------------------

HWCM purchased the Common Shares on behalf of its clients in the ordinary course of business, using the investment capital of its clients. The Common Shares were acquired at an average price of approximately $6.23 per share (including commissions). The amount of investment capital used to purchase the Common Shares was approximately $20,424,547 (including commissions).


Item 4.  Purpose Of The Transaction
------   --------------------------

The Reporting Person initially acquired the securities reported on this
Schedule 13D as an investment. Following a continued review of the Issuer's business and operations, the Reporting Person has decided to engage in constructive discussions with the Issuer about its business and affairs which may include discussing the structure of management and the board of directors. Although these discussions are not expected or intended to result in acquiring control of the Issuer, they could be regarded as influencing it. Except as described above in this Item 4, the Reporting Person does not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Person has evaluated and is opposed to a currently proposed transaction between the issuer and CCMP Capital Advisors. The Reporting Person has expressed its opposition to, and disapproval of, this transaction in a letter dated April 5, 2010 and sent to the Issuer's Board of Directors.

The Reporting Person may, from time to time, evaluate various other alternatives that it might consider to improve the performance of the Issuer. Depending on various factors, the Reporting Person may take such actions as it deems appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other shareholders, making proposals to the Issuer concerning the operations of the Issuer, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock.

The Reporting Person may also determine to change its investment intent with respect to the Issuer in the future. In determining whether to sell or retain shares of Common Stock, the Reporting Person will take into consideration such factors as it deems relevant, including, without limitation, Issuer's business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer's securities, or to change its intention with respect to any or all of the matters referred to in this Item 4.


Item 5.  Interest In Securities Of The Issuer
-------  ------------------------------------

         (a) The percentage amount set forth in Row 13 for the cover page filed herewith is calculated based upon the 57,903,615 shares of Common Stock outstanding as of February 19, 2010 reported in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.


          (b)  Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:
                  1,390,300

            (ii)  Shared power to vote or to direct the vote:
                  0

            (iii) Sole power to dispose or to direct the disposition of:
                  3,276,700

            (iii) Shared power to dispose or to direct the disposition of:
                  0

    Note that certain of HWCM's clients have retained voting power over the Common Shares that they beneficially own. Accordingly, HWCM has the power to dispose of more Common Shares than it can vote.

          (c) Information concerning transactions relating to the shares offered through open market transactions by the reporting persons during the past sixty days are listed below.

               None.


           (d) The securities as to which this Schedule is filed by HWCM, in its capacity as investment adviser, are held in client custodial accounts for the benefit of the clients. These clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities. HWCM disclaims beneficial ownership of all securities owned for the benefit of its clients.

(e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings Or
------   -------------------------------------------
         Relationships With Respect To Securities Of The Issuer
         ------------------------------------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits
         ---------------------------------

        Open letter to the Board of Directors of the Company.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 5, 2010
                              Hotchkis and Wiley Capital Management, LLC

                              By: /s/ Anna Marie Lopez
                              Name: Anna Marie Lopez
                              Title: Chief Operating Officer